Exhibit (a)(1)(xii)

FORM OF REMINDER OF EXPIRATION OF EXCHANGE PROGRAM

Date:

To:	[Eligible Employee/s]

From:	Weight Watchers International, Inc.

Re:	Exchange Program Deadline Approaching

This e-mail is to remind you that June 22, 2015 at 5:00 p.m., New York City time, is the final deadline to elect to participate in the Exchange Program. If you wish to exchange your Eligible Options for Replacement Options, as described in the Offering Memorandum, you must complete and deliver your Election Form prior to that deadline if you have not done so already.

There are no exceptions to this deadline, so we encourage you not to wait until the last day to make your election if you wish to participate.

You can view the offering material, which is contained in the Schedule TO we filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 22, 2015, on the SEC’s website at www.sec.gov. The offering material explains how to make, change or withdraw your election before the end of the Exchange Program.

You must deliver the Election Form by one of the following methods:

By Regular Mail:

Weight Watchers International, Inc.

Attention: Corporate Secretary

675 Avenue of the Americas, 6th Floor

New York, New York 10010; or

By e-mail:

optionexchange@weightwatchers.com.

Your Election Form must be properly completed, signed and received before 5:00 p.m. New York City time, on June 22, 2015. To obtain another copy of your Election Form, please e-mail optionexchange@weightwatchers.com or call Ms. Stephanie Delavale, who manages our stock incentive plans, at 516-390-1851. Your participation in the Exchange Program is completely voluntary, and you are not obligated to participate. Any Eligible Options you do not elect to exchange will remain subject to their present terms.